P/C

NO ACT
P.E 12-20-02
1-03619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006910

February 5, 2003

Margaret M. Foran, Esq.
Vice President-Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act 1934
Section
Rule 14A-8
Public Availability 2/5/2003

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

Dear Ms. Foran:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Pfizer by the Ralph L. Smith Foundation, Matthew A. Howe, Elizabeth S. Vitela, Gordon Irlam, John Weber, Northstar Asset Management Inc. and Frank T. Lossy, M.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111

CR 6H

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President-Corporate Governance
and Secretary

December 20, 2002

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Shareholder Proposal Represented by United for a Fair Economy*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc., a Delaware corporation ("Pfizer" or the "Company") intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") co-sponsored by Harriet Denison on behalf of the Ralph L. Smith Foundation, Matthew A. Howe, Elizabeth S. Vitela, Jerry D. Litner (Jerry D. Litner Trust), Gordon Irlam, John Weber, Northstar Asset Management and Frank T. Lossy M.D. (collectively, the "Proponents"). The Proposal requests "that the Board prepare a special report to shareholders, providing greater transparency on corporate cash taxes paid than is presently available in the Form 10-K or the annual report" and that the report "explain, in plain language, each tax break that provides the company more than $5 million of tax savings . . . no later than August 31, 2003." The Proposal and the Supporting Statement, which the Company received on November 7, 2002, are attached hereto as Exhibit A. The Proponents designated Scott Klinger at United for a Fair Economy/Responsible Wealth as their representative with respect to the Proposal.

Pursuant to Rule 14a-8(j) of the Exchange Act, enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mr. Klinger, informing him of Pfizer's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or about March 13, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASES FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(7), because the Proposal concerns Pfizer's ordinary business operations; and

II. Rule 14a-8(i)(3), because the Proposal and Supporting Statement are false and misleading in violation of the proxy rules.

Alternatively, should the Staff determine that the Proposal may not be excluded, we believe that certain statements within the Proposal, which are set out below, may be omitted from Pfizer's 2003 Proxy Materials as they are materially false and misleading under Rule 14a-8(i)(3).

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Concerns Ordinary Business Operations of the Company which are Not Related to Significant Policy Issues.

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (May 21, 1998) (the "1998 Release").

Pfizer believes that the Proposal implicates both of the underlying concerns of the ordinary business rule and thus is excludable.

A. The Proposal Relates to Pfizer's Sources of Financing and Requests Financial Reporting Not Required by the Commission's Proxy Rules.

1. Pfizer's Sources of Financing are Inherently a Part of Pfizer's Ordinary Business Operations.

The Proposal seeks detailed information about the various contributory sources that Pfizer uses to manage its effective tax rate. These sources may include, among other things, various governmental incentive programs such as those alluded to by the Proponents, (*i.e.*, government funding of the evaluation of new chemical substances for potential pharmacological uses). Despite the Proponents' pejorative characterization of these sources of funding as "tax breaks" amounting to "successful corporate tax avoidance," such governmental incentive programs are widely available across multiple industries, (*e.g.*, agricultural and airline industries) in a variety of forms, (*e.g.*, small business incentives) and are intended to affect the day-to-day decisions of businesses for which such incentives are provided. To the extent Pfizer takes advantage of any such governmental incentive programs offering tax incentives to pharmaceutical companies, Pfizer management, like its competitors and counterparts in other industries, makes day-to-day business decisions on operational, financial, and capital investment matters in connection with such programs. For example, Pfizer may decide to invest in equipment and hire specialists to research and produce a drug to cure a specific disease, which endeavor might otherwise represent a loss for the Company, because the government is providing a tax incentive related to such expenditures which reduces the cost to the Company and the corresponding investment risk. Such tax incentives represent a potential source of financing for the Company's activities.

The Commission and the Staff have recognized that a company's sources of financing are a matter of ordinary business operations and thus have permitted exclusion of proposals related to sources of financing. In *General Electric Co.* (avail. Feb. 15, 2000), the Staff stated it would take no action if General Electric omitted a proposal asking for reporting on tax abatements and tax credits, among other governmental incentives and subsidies, (referred to collectively in the *General Electric* proposal as "corporate welfare.") In *General Electric,* the Staff once again acknowledged the Commission's view that tax credits and abatements, like any other source of funding, are a matter of ordinary business operations, as set forth in *Texaco Inc.* (avail. Mar. 31, 1992). In *Texaco*, the Commission reversed the Staffs earlier decision in Texaco Inc. (avail Feb. 05, 1992) that a shareholder proposal urging Texaco to reject "'taxpayer-guaranteed loans, credits or subsidies' . . . involve[d] issues that [were] beyond matters of the Company's ordinary business operations." In its March reversal of its February Texaco decision, the Staff specifically noted the Commission's view that taxpayer-guaranteed loans, credits and subsidies, utilized by Texaco, involved day-to-day management decisions in connection with Texaco's multinational operations; the proposal therefore impermissibly interfered with the conduct of the company's ordinary business operations. *See Texaco Inc.* (avail. Mar. 31, 1992). The *General Electric* decision reinforces the *Texaco* decision, further clarifying that proposals involving a company's sources of financing, whether limited to "tax" sources or otherwise, are matters of ordinary business operations.

The current Proposal is not substantively different from the *Texaco* and *General Electric* proposals. It seeks specific disclosure of certain "tax breaks," and as such, relates to Pfizer's sources of financing. The Commission and Staff have acknowledged that "sources of financing," including tax incentives, are matters of ordinary business operations. Accordingly, Pfizer believes that the Proposal may be dismissed because it involves sources of Pfizer's financing, a matter of ordinary business operations under Rule 14a-8(i)(7).

2. *The Proposal Involves Financial Reporting Not Required by the Commission's Proxy Rules.*

The Staff consistently has permitted the exclusion of proposals requesting reports that would provide additional tax disclosure beyond that provided in a company's consolidated financial statements as required by the Commission's proxy rules. *See General Motors Corp.* (avail. Feb. 28, 1997) (granting no-action relief for a shareholder proposal to include additional detailed disclosure of taxes paid by General Motors in its annual report); *Chase Manhattan Corporation* (avail. Mar. 04, 1999) (granting no-action relief for a shareholder proposal to amend Chase's bylaws to require Chase to produce detailed tax reporting). In *Pacific Gas & Electric Co.* (avail. Dec. 13, 1989) the proponent requested that Pacific Gas & Electric Co. include "Average Taxes Paid Per Annual Residential Bill" in the company's annual report to shareholders as well as taxes and interest paid per share in the company's quarterly statements. The Staff granted no-action relief, specifically noting that the tax information requested was not required by GAAP or under applicable disclosure standards.

Thus, any decision to provide more tax disclosure than is "presently available in the Form 10-K or annual report" is a matter of ordinary business under Staff precedent. Accordingly,

Pfizer believes the Proposal may be excluded from its 2003 Proxy Materials under Rule 14a-8(i)(7) because the Proposal requests Pfizer to provide additional tax disclosures beyond that required under SEC rules.

B. The Proposal Improperly Micro-Manages Pfizer's Operations under the "Ordinary Business" Rule Analysis. Accordingly, the Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).

The Proposal should be omitted from Pfizer's 2003 Proxy Materials because it impermissibly micro-manages Pfizer's tax and financial planning and financial reporting by seeking to impose specific reporting requirements on the Company's financing with respect to tax incentives. It is not relevant that the Proposal addresses Pfizer's tax disclosure policies and practices by means of a report. In order to determine whether a proposal requesting preparation and dissemination of a special report to shareholders on specific aspects of a registrant's business is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the *subject matter* of the special report... involves a matter of ordinary business." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983), at 6 (emphasis added). As discussed above, corporate taxes are an integral part of Pfizer's ordinary business. In fact, the proposal in question in *General Electric Co.*, discussed above, was also in the form of a request for a report involving tax abatements and tax credits. The Staff indicated it would take no action if General Electric omitted the proposal. *See General Electric Co.* (avail. Feb. 15, 2000).

The omission of requests for specific tax reporting is consistent with the policy considerations underlying the ordinary business exception. By Proponents' own admission in the Supporting Statement, "shareholders understand very little about the details – and the risks – associated with corporate taxes." In short, corporate taxes are precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment", as discussed in the second part of the Staff's discussion of the scope of the ordinary business rule. Corporate taxes are intricately interwoven with a company's financial planning, day-to-day business operations *and* financial reporting. Because shareholders lack understanding of this complex subject matter, they are not in the best position to determine the scope and content of tax reporting necessary to create tax reports which contain relevant information and are not misleading.

Moreover, the Proposal extends beyond simply requesting additional tax disclosure and specifies that the disclosure must "explain, in plain language, each tax break that provides the company more than $5 million of tax savings." Further, the tax report must be "[made] available to requesting shareholders, no later than August 31, 2003." In other words, the Proposal specifies that a *specific* type of tax reporting (an explanatory report, as opposed to, for example, a numerical report, or the simple provision of copies of the Company's annual corporate tax filings), providing only *specific* information (including only "tax breaks" and not including proprietary information), utilizing a *specific* measure ("tax breaks" providing the company more than $5 million of tax savings), must be provided by a *specific* date (August 31, 2003). This level of specificity reaches far beyond that needed to further any broad policy goal relating to tax disclosure, and instead seeks to micro-manage Pfizer management's responsibility for determining how best to implement tax and financial planning, accounting methods and financial reporting.

The Staff consistently has permitted the exclusion of shareholder proposals that go beyond addressing a policy issue and instead seek to micro-manage a particular aspect of a company's activities. For example, the Staff generally does not grant no-action relief on ordinary business grounds where shareholder proposals broadly address the policy issue of whether or not a company should make charitable contributions. *See, e.g., General Mills, Inc.* (avail. June 25, 1998); *Aluminum Co. of America* (avail. Dec. 19, 1997) (shareholder proposals requesting that companies refrain from making any charitable contributions). However, the Staff does permit the omission of shareholder proposals that micro-manage the company by seeking to require that a company contribute to or not contribute to *specific* charitable donees. *See Minnesota Mining and Manufacturing Co.* (avail. Jan. 3, 1996) (permitting exclusion of a shareholder proposal requesting the company to make charitable or political contributions to organizations or campaigns promoting certain causes); *Pacific Gas & Electric Co.* (avail. Jan. 22, 1997) (permitting exclusion of a shareholder proposal criticizing contributions to a specific charity, despite the fact that the proposal dealt "with the social issue of the advocacy of legal rights for Mexican Americans."). Similarly, the Staff should permit the omission of this shareholder proposal which impermissibly dictates *specific* tax disclosures, as it improperly micro-manages a company under the second prong of the Staff's analysis of Rule 14a-8(i)(7).

The Proposal seeks to dictate specific tax disclosures by Pfizer. Therefore, because the Proposal would micro-manage Pfizer's tax planning and financial reporting by requiring the Company to produce a highly specific type of tax report not required by the Commission's rules, Pfizer believes it may be properly excluded from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal and Supporting Statement Contain Materially False and Misleading Statements. Accordingly, the Company May Exclude the Proposal and the Supporting Statement Pursuant to Rule 14a-8(i)(3).

The Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they are replete with statements that are false and misleading in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. At most, the statements cited below represent the unsubstantiated and unlabeled opinions of the Proponents and must therefore be identified as such. Presentation of an opinion in factual form is misleading and impermissible under Rule 14a-9. At a minimum, these statements should be revised to label them as an opinion statement. *See, e.g., Watts Industries, Inc.* (avail. July 10, 1998) (requiring the proponent to label two sections of the supporting statement as his "opinion"); *Pantepec Int'l., Inc.* (avail. May 18, 1987) (concurring with proponent's view that unsupported generalizations and assertions are misleading). Therefore, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous false and misleading statements contained therein, we respectfully request in the alternative that the Staff recommend exclusion and/or revision of the statements discussed below.

A. The Supporting Statement Includes Multiple Unsubstantiated Opinions that Are Phrased as Facts, Rendering the Proposal and Supporting Statement Materially False or Misleading.

Virtually all of the sentences in the Supporting Statement make allegations that, although phrased in the form of factual assertions, are actually Proponents' unsubstantiated opinions. Such statements render the Supporting Statement materially misleading, requiring the exclusion of the Proposal.

1. The Proponents Improperly Make Vague Generalities About Governmental Support of Business Entities Generally and of Pfizer in Particular, Without any Evidence of the Statements' Veracity; Such Unsupported Statements are Materially False or Misleading.

The Proponents make the statements below in support of the Proposal despite the fact that none of these statements bears any relationship to the alleged purpose of the Proposal: "greater transparency on corporate cash taxes paid than is presently available in the Form 10-K or the annual report." As such, these statements amount to nothing more than Proponents' opinions regarding the provision of various governmental incentive programs. The following unsubstantiated opinion statements are set forth as facts and, as a result, are misleading in violation of the proxy rules:

- "Government agencies often take the initial financial risks in evaluating new chemical substances for pharmacological properties."
- "Pfizer . . . has derived significant benefits from government investments in the success of its business."
- "Pfizer also benefits from a strong system of intellectual property rights, funded by the government."
- "Pfizer also counts the federal government as one of its largest customers because of the Medicare/Medicaid programs."
- "Pfizer may well be called upon to share . . . the cost of operating the government on which the company depends for its success."

No citations or other documentation has been provided for any of these statements that would allow Pfizer or its shareholders to evaluate their validity. For example, there is no support for the assertion that Pfizer does not pay its share of the "cost of operating the government" or that Pfizer "depends" on the government for the success of its business. Each of the above statements is asserted by the Proponents as fact, while grounded merely in the Proponents' opinions. For example, it is a matter of opinion whether receipt any government benefits means that Pfizer does not "share" the cost of operating the government, or whether such governmental investments are "significant". In addition, such statements may create the false impression that Pfizer is more dependent on the government than is truly the case, thereby misleading shareholders.

In the past, the Staff has permitted companies to exclude proposals where the subject proposals did not contain sufficient citations in support of the premises set forth in the proposal. For example, in *Kmart Corporation* (avail. Mar. 28, 2000), the Staff concluded it would not recommend enforcement action if a company excluded a proposal where the proposal contained purported factual statements and quotations presented as facts or applicable law, many with obscure references or no citations to source materials. The Staff also has required proposals and supporting statements to be revised where they contain subjective determinations and statements not accompanied by citations or factual support. See also, *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (the Staff required a proponent to provide citations for certain statements in order to avoid exclusion of the proposal); *Home Depot, Inc.* (avail. Apr. 4, 2000) (requiring the statements that "30% of HD directors have major flaws" and "Mr. Clendenin is over-extended" to be recast as proponent's opinion and requiring that proponent include a source and citation for the statement that "70% of Home Depot directors are not independent"); *Boeing Co.* (avail. February 7, 2001) (requiring proponent to recast numerous statements as opinions and to provide factual support for several of its assertions). As the Proponents' statements above are all subjective determinations unsubstantiated by any citations, documentation or any other support, and the Proponents' statements are also misleading, the statements should be excluded under Rule 14a-8(i)(3).

2. *The Proponents Improperly State Several Opinions Regarding Corporate Taxes and Pfizer's Earnings as if They Were Facts, with No Accompanying Substantiation, Rendering Them Materially False or Misleading.*

The following sentences in the Proposal are uncorroborated opinions presented as facts:

- "Pfizer's low effective corporate tax rate has played a substantial role in the company's earnings performance."
- "If Pfizer paid taxes at the industry average tax rate, its earnings would have been significantly lower."
- "Pfizer derives significant tax benefits from stock option deductions, yet the treatment of stock options is presently under vigorous debate in the Congress and could change."
- "Relying on a low corporate tax rate to sustain high earnings entails political risks."
- "As we continue in uncertain times, when corporations are coming under public scrutiny, it is possible that pressure to close corporate tax loopholes will emerge, putting Pfizer's earnings at risk."
- "In addition, corporate executives are compensated based in part on earnings growth. We believe it would be helpful to shareholders to understand how much of earnings growth stems solely from successful corporate tax avoidance."

There is no foundation for any of the Proponents' statements. As is true for any other company, Pfizer's ability to pay taxes at a lower rate than the industry average during any given tax year is both the result of, and has a direct impact on, Pfizer's overall tax and financial planning. The tax impact of business activities in any given year may carry forward to later years. For example, Pfizer may choose to make large capital expenditures, which might otherwise decrease Company profits, in a year in which the Company knows that it is able to carry forward tax losses accrued in previous years to offset expenditures. In other words, if Pfizer anticipated large tax liabilities in any given year, management might choose to run other aspects of the business differently. It is not necessarily true that payment of taxes in any given year at or above industry average therefore would cause Pfizer's earnings in that year to be significantly lower. Yet the Proponents' statements, "Pfizer's low effective corporate tax rate has played a substantial role in the company's earnings performance," and "[i]f Pfizer paid taxes at the industry average tax rate, its earnings would have been significantly lower," incorrectly make that assumption without any corroboration.

The Proponents' other statements rely on that same false assumption. For example, the statement "[r]elying on a low corporate tax rate to sustain high earnings entails political risks," implies without providing any evidence to support the contention that Pfizer is relying on a low corporate tax rate to sustain its earnings. The Proponents' statement "[a]s we continue in uncertain times, . . . it is possible that pressure to close corporate tax loopholes will emerge, putting Pfizer's earnings at risk," assumes again that Pfizer's earnings depend on "corporate tax loopholes" without foundation. Finally, the statement "[w]e believe it would be helpful to shareholders to understand how much of earnings growth stems solely from successful corporate tax avoidance" once again assumes Pfizer's earnings growth stems from tax benefits, albeit pejoratively referred to by the Proponents as "tax avoidance."

The Staff has required substantiation of similar statements in situations where proponents cast opinions as facts without providing any factual support. For example, in *American Home Products, Inc.* (avail. Mar. 10, 1977), a stockholder proposal contained statements that "the sale of infant formulas in developing countries may be linked to rising rates of malnutrition and infant mortality" and that "purchasers of such formula who have abandoned breast feedings are unable economically to afford sufficient quantities of formula and/or do not have access to the necessary sanitary conditions for the use of such formula." The Staff agreed with the company's assertion that such statements could be excluded under Rule 14a-9, noting that "they purport to [sic] the factual representations or comments upon the possible effects from use of the Company's infant formula products, but no factual basis has been provided in support of them." *See also, UST Inc.* (avail. Mar. 13, 2000) (requiring that shareholder revise the proposal to include factual support for various assertions. The Staff noted that if the proposal was not revised to include factual support within seven days, it could be excluded from the company's proxy materials). Similar to the statements made in *American Home Products, Inc.*, the Proponents' statements purport to make factual representations or comments about the effects of various governmental incentives and subsidies upon Pfizer's economic performance, but no factual basis has been provided to support Proponents' contentions. Accordingly, Pfizer believes these statements may be omitted pursuant to Rule 14a-8(i)(3).

3. *The Proposal Contains Inflammatory Language that Unfairly Casts Pfizer in a Negative Light Without any Foundation or Substantiation in Violation of the Proxy Rules.*

The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper illegal or immoral conduct or associations, without factual foundation." Unfounded assertions representing the unsubstantiated personal opinion of a stockholder have long been viewed as excludable under this provision. *See, e.g., Detroit Edison Co.* (avail. Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)); *Philip Morris Cos. Inc.* (avail. Feb. 7, 1991) (Staff stated that it would not recommend enforcement action if Philip Morris omitted a proposal resolving that the company "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate", because, among other things, the supporting statement contained statements that impugned the company's character).

Each of the following quotations from the Proposal contains false and misleading statements which impugn the character of Pfizer unfairly and without substantiation:

- "[B]ecause of a variety of tax breaks, Pfizer has the lowest federal corporate income tax rate of the ten pharmaceutical companies studied."
- "At the same time that Pfizer has been successful in avoiding corporate taxes . . ."
- "Pfizer may well be called upon to . . . pay its fair share . . . ."
- "Relying on a low corporate tax rate to sustain high earnings entails political risks."
- "As we continue in uncertain times . . . it is possible that pressure to close corporate tax loopholes will emerge, putting Pfizer's earnings at risk."
- "We believe it would be helpful to shareholders to understand how much of earnings growth stems solely from successful corporate tax avoidance."

The negative implications of these statements are clear. The Proponents' implication, that by utilizing legitimate tax deductions and incentives Pfizer may somehow be engaged in unlawful or unethical "tax avoidance," could seriously damage Pfizer's business reputation and goodwill. All of these statements are unsubstantiated opinions lacking in citations, authority, or support of any kind and are inappropriate.

Pfizer's low effective tax rate has not been demonstrated to be the product of "tax avoidance," nor has there been any demonstration that Pfizer has in fact "successfully" avoided any taxes. There is no foundation for suggesting that Pfizer does not "pay its fair share," both because Pfizer's low effective tax rate over a couple of years does not demonstrate Pfizer's long-term taxation, and because it may be a matter of opinion exactly what the "fair share" of taxes is that should be borne by the pharmaceutical industry.

In any event, as the Proposal is replete with commentary that impugns Pfizer's character, Pfizer believes the Proposal may be excluded under Rule 14a-8(i)(3), in accordance with the Staff's decisions in *Detroit Edison Co.* and *Phillip Morris Co.* and the Note to Rule 14a-9. At minimum, the Staff should require that all such statements be eliminated from the Proposal.[1]

B. The Only Supporting Statement Made in the Proposal Which Points to any Source of Authority is Misleading as Asserted.

Only one sentence in the entirety of the Supporting Statement points to any authority:

> 'Corporate Income Taxes in the 1990s' a report published by the well-respected Institute on Taxation and Economic Policy, found that because of a variety of tax breaks, Pfizer had the lowest federal corporate income tax rate of the ten pharmaceutical companies studied.

This statement is materially misleading as asserted because it implies that Pfizer continuously had the lowest effective tax rate of the ten companies studied *throughout* the nineties, when in fact only three years were covered by the study and Pfizer did not have the lowest rate among its competitors in one of those years, as illustrated in the table "Effective Federal Corporate Income Tax Rates on 250 Major Corporations by Industry, 1996-1998" included in the report. The relevant page of the table, p.22, covering the pharmaceutical industry, is attached hereto as Exhibit B. The Proponents have not cited any specific page of the

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[1] In *Texaco, Inc.* (avail. Feb. 05, 1992), Texaco objected to the shareholder's inclusion of the phrase "free-loading off the American taxpayer" because it implied that Texaco was unlawfully or unethically taking advantage of the American taxpayer. The Staff agreed that the statement was "false and misleading in contravention of Rule 14a-9." The inflammatory sentences in the current Proposal raise the same false and misleading inferences with respect to Pfizer as the statement objected to in Texaco.

report that supports their statement. In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff determined not to recommend enforcement action if the proposal in question was excluded from the company's proxy materials where the proposal, among other things, cited statistics without providing factual support. The Staff, noting that statements made in stockholder proposals should be accompanied by factual support so stockholders are not misled, specifically took issue with an assertion by the proponent that "gross corporate profits before taxes [ranged] from 8 to 14%" explaining that it was unclear whether the phrase included all corporate profits or just the company's profits. The statement in question here is similarly misleading. Further, it is questionable whether information related to Pfizer's corporate taxes from four years ago has any relevance to Pfizer's corporate taxes for 2002. Finally, the characterization of the Institute of Taxation and Economic Policy as "well-respected" is an unsubstantiated matter of opinion, which may improperly influence stockholders to give more credence to any statement made by the organization than is merited.

C. The Extensive Number of Omissions and Revisions Required to the Proposal Render it False and Misleading as a Whole.

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, it is the Staff's practice to permit proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." The Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [stockholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." *See also Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(3)).

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the proposal is necessary to bring it into compliance with the proxy rules, and we believe is the type of revision that SLB 14 indicates is justification for excluding an entire proposal as materially false or misleading. One can hardly read a sentence of the Proposal without encountering statements that may be false or misleading. In fact, in the entire Proposal, only one factual premise is accompanied by any citation at all, and even that citation (to the report "Corporate Income Taxes in the 1990s") does not give sufficient information to determine the precise location of the supporting facts. If the provisions discussed in Subsections A(i), (ii) and (iii) and Subsection B above are omitted or revised, the portion of the original Proposal that is not deleted or revised would be so disconnected and unsupported by substantive arguments that the Proposal would be vague and misleading in direct contravention of the proxy rules.

As the Proposal contains numerous subjective determinations lacking citation and factual support as well as impugning the character, integrity and personal reputation of the Company in violation of Rule 14a-8(i)(3), the Proposal should be excluded from the 2003 Proxy Materials. In the alternative, the Staff should require the Proposal to be revised so that the Company's stockholders are not misled.

D. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

In order to make the materially false and misleading statements in the Supporting Statement not misleading, the Proponents may be required to explain further certain concepts, recast their statements as opinions, and provide support for some of their assertions. Any of these requirements might push the Proposal and Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. *See, e.g., Xcel Energy, Inc.* (avail. Feb. 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); *Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

E. Any Revision to the Proposal Submitted by the Proponents in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

In sum, as discussed in Subsections A., B., C. and D., we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis. In the alternative, the Company believes the Staff should require the Proposal and Supporting Statement to be substantially revised as discussed above. In the event that the Staff permits the Proponents to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Pfizer is attempting to finalize its proxy statement.

*****

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Pfizer's 2003 Proxy

Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /ka

Margaret M. Foran, Esq.

Attachments

cc: Scott Klinger, United for a Fair Economy/Responsible Wealth

EXHIBIT A

SHAREHOLDER PROPOSAL BY HARRIET DENISON ON BEHALF OF THE RALPH L. SMITH FOUNDATION

Harriet Denison
Ralph L. Smith Foundation
3406 NW Thurman
Portland, Oregon 97210

RECEIVED
NOV -7 2002
MARGARET M. FORAN

November 4, 2002

Ms. Margaret M. Foran
VP Corporate Governance & Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran,

As an investor I would like to see greater transparency in financial statements. One area where this is the case is tax reporting. It is my understanding that our company has a low tax rate relative to its competitors. I believe it would be helpful for shareholders to know why this is so. I think it is also important for shareholders to consider whether executives are bring compensated more for developing new drugs and improvements in our company's service to its customers, or for developing new ways to avoid corporate taxes.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 12,000 shares of Pfizer common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting with other members of Responsible Wealth, who together are offering this resolution. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pfizer to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pfizer and its shareholders.

Sincerely,

Harriet Denison

Harriet Denison
Board of Managers
The Ralph L. Smith Foundation

Greater Transparency in Tax Reporting

WHEREAS,

"Corporate Income Taxes in the 1990s", a report published by the well-respected Institute on Taxation and Economic Policy, found that because of a variety of tax breaks, Pfizer had the lowest federal corporate income tax rate of the ten pharmaceutical companies studied. (Information on the methodolology employed can be found at http://www.ctj.org/itep/corp00pr.htm.)

According to this study, Pfizer's corporate tax rate over the three-year period ending 1998 was just 3.1%, well below the pharmaceutical industry average rate of 18.6% and less than one-tenth the statutory corporate tax rate of 35%. In 1998, the last year of the study, only seven of the 250 companies studied had a lower tax rates than Pfizer. Despite earning nearly $1.2 billion, Pfizer received a refund from the federal government of $197 million, a negative 16.5% tax rate.

Pfizer's low effective corporate tax rate has played a substantial role in the company's earnings performance. If Pfizer paid taxes at the industry average tax rate, its earnings would be significantly lower. Yet shareholders understand very little about the details – and the risks – associated with corporate taxes. For instance, Pfizer derives significant tax benefits from stock option deductions, yet the treatment of stock options is presently under vigorous debate in the Congress and could change.

At the same time that Pfizer has been successful in avoiding corporate taxes, it has derived significant benefits from government investments in the success of its business. Government agencies often take the initial financial risks in evaluating new chemical substances for pharmacological properties. Pfizer also benefits from a strong system of intellectual property rights, funded by the government. Pfizer also counts the federal government as one of its largest customers because of the Medicare/Medicaid programs.

During times of national emergency and war, there has historically been a call for shared sacrifice. Pfizer may well be called upon to share in the sacrifice and to pay its fair share of the cost of operating the government on which the company depends for its success.

RESOLVED:

That shareholders request that the Board prepare a special report to shareholders, providing greater transparency on corporate cash taxes paid than is presently available in the Form 10-K or the annual report. Specifically, the report shall explain, in plain language, each tax break that provides the company more than $5 million of tax savings. This report, prepared at a reasonable cost and omitting proprietary information, shall be available to requesting shareholders, no later than August 31, 2003.

Supporting Statement:

Relying on a low corporate tax rate to sustain high earnings entails political risks. As we continue in uncertain times, when corporations are coming under public scrutiny, it is possible that pressure to close corporate tax loopholes will emerge, putting Pfizer's earnings at risk. In addition, corporate executives are compensated based in part on earnings growth. We believe it would be helpful to shareholders to understand how much of earnings growth stems solely from successful corporate tax avoidance.

Please vote FOR this resolution.

EXHIBIT B

EFFECTIVE FEDERAL CORPORATE INCOME TAX RATES ON 250 MAJOR CORPORATIONS BY INDUSTRY, 1996 - 1998

Effective Federal Corporate Income Tax Rates on 250 Major Corporations by Industry, 1996-1998

$-millions	Three-Year Totals			1998			1997			1996		
Industry/company	**Profits**	Tax	**Rate**	**98Profit**	**98Tax**	**98Rate**	**97Profit**	**97Tax**	**97Rate**	**96Profit**	**96Tax**	**96Rate**
KN Energy	302.4	40.3	13.3%	93.9	9.2	9.8%	110.6	15.3	13.8%a	97.9	15.9	16.2%
USX	3,139.0	445.4	14.2%	1,031.0	100.2	9.7%	1,101.0	203.7	18.5%	1,007.0	141.5	14.0%
Mobil	4,195.2	677.1	16.1%	1,047.4	320.5	30.6%	1,752.3	172.5	9.8%	1,395.5	184.1	13.2%
Exxon	10,625.0	2,197.6	20.7%	2,506.0	256.6	10.2%	4,413.0	1,052.4	23.8%	3,706.0	888.6	24.0%
Ashland	721.0	158.5	22.0%	275.0	40.7	14.8%	293.0	63.0	21.5%	153.0	54.8	35.8%
Petroleum & pipelines	**32,875.3**	**4,050.2**	12.3%	**7,286.6**	**411.8**	5.7%	**13,266.9**	**1,523.8**	11.5%	**12,321.8**	**2,114.6**	**17.2%**
Pharmaceuticals												
Pfizer	3,366.6	104.0	3.1%	1,197.6	-197.2	-16.5%	1,206.0	130.8	10.8%	963.0	170.4	17.7%
American Home Products	5,706.3	596.4	10.5%	2,210.7	315.0	14.2%	1,578.4	219.1	13.9%	1,917.2	62.3	3.3%
Warner-Lambert	1,898.3	258.3	13.6%	877.2	177.2	20.2%a	521.4	68.1	13.1%	499.7	13.0	2.6%
Bristol-Myers Squibb	7,857.2	1,146.9	14.6%	2,745.6	348.8	12.7%	2,816.6	433.1	15.4%	2,295.0	365.1	15.9%
Amgen	2,983.1	595.7	20.0%	1,197.2	231.4	19.3%	840.2	172.5	20.5%	945.7	191.8	20.3%
Eli Lilly	4,108.9	838.5	20.4%	1,394.2	47.4	3.4%	1,517.9	586.8	38.7%	1,196.8	204.3	17.1%
Johnson &Johnson	9,088.8	1,856.8	20.4%	3,340.9	660.1	19.8%	3,205.6	706.1	22.0%	2,542.3	490.6	19.3%
Merck	15,350.4	3,150.6	20.5%	6,793.3	1,262.1	18.6%	4,497.7	989.4	22.0%	4,059.4	899.1	22.1%
Schering-Plough	4,010.0	891.4	22.2%	1,595.0	359.7	22.6%	1,339.0	272.3	20.3%	1,076.0	259.4	24.1%
Abbott Laboratories	6,506.8	1,873.8	28.8%	2,469.9	658.9	26.7%	2,164.9	663.3	30.6%	1,872.0	551.6	29.5%
Pharmaceuticals	**60,876.4**	**11,312.4**	18.6%	**23,821.5**	**3,863.3**	16.2%	**19,687.8**	**4,241.4**	**21.5%a**	**17,367.1**	**3,207.7**	**18.5%**
Publishing, printing												
Times Mirror	757.8	126.8	16.7%	248.4	48.2	19.4%	315.2	66.4	21.1%	194.3	12.1	6.2%
New York Times	1,109.1	343.0	30.9%	492.4	148.6	30.2%	410.6	107.6	26.2%	206.1	86.9	42.1%
Tribune Company	1,677.3	527.6	31.5%	648.4	169.0	26.1%	601.9	204.8	34.0%	426.9	153.9	36.0%
Washington Post	1,410.9	463.0	32.8%	643.1	194.7	30.3%	432.9	148.1	34.2%	334.9	120.2	35.9%
Gannett	3,851.0	1,280.9	33.3%	1,624.3	527.4	32.5%	1,172.0	428.9	36.6%	1,054.8	324.6	30.8%
McGraw-Hill	1,615.2	550.9	34.1%	487.6	123.9	25.4%	392.8	148.4	37.8%	734.8	278.5	37.9%
Publishing, printing	**10,421.4**	**3,292.2**	31.6%	**4,144.2**	**1,211.9**	29.2%	**3,325.4**	**1,104.2**	**33.2%a**	**2,951.9**	**976.2**	**33.1%**
Retail & wholesale trade												
Corporate Express	214.4	-3.5	-1.6%	64.6	9.7	14.9%a	78.3	-2.1	-2.7%	71.5	-11.1	-15.5%
Kmart	978.0	-2.0	-0.2%	504.0	70.0	13.9%a	318.0	-126.0	-39.6%	156.0	54.0	34.6%
McKesson	473.2	10.0	2.1%	234.0	-1.0	-0.4%a	71.6	10.5	14.6%	167.6	0.6	0.3%
Saks	468.2	46.3	9.9%	83.0	-7.9	-9.5%	237.6	44.2	18.6%	147.7	9.9	6.7%
Owens & Minor	109.7	12.5	11.4%	46.1	-7.9	-17.1%	40.4	14.5	35.9%	23.3	5.9	25.2%
Amerisource Health	212.8	32.5	15.2%	82.0	8.5	10.4%	72.1	27.9	38.7%	58.6	-4.0	-6.8%
Rite Aid	1,008.9	165.7	16.4%	505.8	142.3	28.1 %	251.8	2.3	0.9%	251.3	21.0	8.4%
Staples	701.0	115.9	16.5%	319.9	61.8	19.3%	205.8	20.4	9.9%	175.3	33.8	19.3%
Cardinal Health	928.5	171.0	18.4%	396.2	31.4	7.9%	305.2	83.4	27.3%	227.1	56.2	24.8%
Ruddick	187.4	38.1	20.3%	65.1	15.1	23.2%	63.8	12.5	19.6%	58.5	10.4	17.8%

Matthew A. Howe
2 Ledgewood Circle
Scarborough, ME 04074
Tel. 207-885-9224

November 15, 2002

Ms. Margaret M. Foran
VP Corporate Governance & Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

RECEIVED
19
MARGARET M. FORAN

Dear Ms. Foran,

As every Pfizer shareholder, I want my shares to perform well. However, I am intrigued to learn of the company's comparatively low tax burden, and would like to understand the reasons for why this is so.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 400 shares of Pfizer common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting with other members of Responsible Wealth, who together are offering this resolution. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pfizer to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pfizer and its shareholders.

Sincerely,

Matthew A. Howe

Matthew A. Howe

Enclosure: Shareholder Proposal

4416 Stone Wood Court
St. Louis, MO 63128
November 4, 2002

Ms. Margaret M. Foran
VP Corporate Governance & Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran,

As an investor I would like to see greater transparency in financial statements. One area where this is the case is tax reporting. It is my understanding that our company has a low tax rate relative to its competitors. I believe it would be helpful for shareholders to know why this is so. I think it is also important for shareholders to consider whether executives are bring compensated more for developing new drugs and improvements in our company's service to its customers, or for developing new ways to avoid corporate taxes.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 285 shares of Pfizer common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting with other members of Responsible Wealth, who together are offering this resolution. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pfizer to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pfizer and its shareholders.

Sincerely,

Elizabeth S. Vitela

Elizabeth S. Vitela

Jerry D. Litner Trust
UA Dtd 04/19/90
86 Millington Rd.,
East Haddam, CT 06423

RECEIVED [date illegible] MARGARET M. FORAN

November 4, 2002

Ms. Margaret M. Foran
VP Corporate Governance & Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran,

As an investor I would like to see greater transparency in financial statements. One area where this is the case is tax reporting. It is my understanding that our company has a low tax rate relative to its competitors. I believe it would be helpful for shareholders to know why this is so. I think it is also important for shareholders to consider whether executives are bring compensated more for developing new drugs and improvements in our company's service to its customers, or for developing new ways to avoid corporate taxes.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 3,900 shares of Pfizer common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting with other members of Responsible Wealth, who together are offering this resolution. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pfizer to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pfizer and its shareholders.

Sincerely,

Jerry D. Litner, Trustee
Jerry D. Litner Trust
UA Dtd 04/19/90

Jerry Litner

86 Millington Rd.,
East Haddam, CT 06423
PH: 860-873-9676 Fax 860-873-2619
e-mail: jlitner@nationalpower.com

RECEIVED
JAN 2 2003
MARGARET M. FORAN

December 28, 2002

Ms. Kathy Ulrich
Legal Dept.
Pfizer Corporation
235 E. 42nd Street
New York, NY 10017-5755

Dear Ms. Ulrich,

I am writing to withdraw as one of the filers of the shareholder proposal asking for increased corporate tax disclosure. This withdraw only applies to my participation. It is my understanding that the other co-filers intend to continue to pursue this resolution.

Very truly yours,

Jerry Litner
Trustee
Jerry D. Litner Trust

Gordon Irlam
326 A St
Redwood City, CA 94063
Email: gordoni@base.com
Phone / Fax: +1 (650) 364-6169

November 4, 2002

Ms. Margaret M. Foran
VP Corporate Governance & Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran,

As an investor I would like to see greater transparency in financial statements. One area where this is the case is tax reporting. It is my understanding that our company has a low tax rate relative to its competitors. I believe it would be helpful for shareholders to know why this is so. I think it is also important for shareholders to consider whether executives are bring compensated more for developing new drugs and improvements in our company's service to its customers, or for developing new ways to avoid corporate taxes.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 1,000 shares of Pfizer common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting with other members of Responsible Wealth, who together are offering this resolution. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pfizer to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pfizer and its shareholders.

Sincerely,

Gordon Irlam

01-28-03 12:39pm From- 212-573-1853 T-578 P.008/010 F-048

RECEIVED NOV 12 2002 MARGARET M. FORAN

November 4, 2002

Ms. Margaret M. Foran
VP Corporate Governance & Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran,

As an investor I would like to see greater transparency in financial statements. One area where this is the case is tax reporting. It is my understanding that our company has a low tax rate relative to its competitors. I believe it would be helpful for shareholders to know why this is so. I think it is also important for shareholders to consider whether executives are bring compensated more for developing new drugs and improvements in our company's service to its customers, or for developing new ways to avoid corporate taxes.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 1700 shares of Pfizer common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting with other members of Responsible Wealth, who together are offering this resolution. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pfizer to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pfizer and its shareholders.

Sincerely,

– John Weber

4910 Valley Crest Drive
St Louis, Mo 63128
314 / 892 - 1192

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

RECEIVED NOV 11 2002 MARGARET M. FORAN

November 8, 2002

Ms. Margaret M. Foran,
VP Corporate Governance & Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran,

As an investor I would like to see greater transparency in financial statements. One area where this is the case is tax reporting. It is my understanding that our company has a low tax rate relative to its competitors. I believe it would be helpful for shareholders to know why this is so. I think it is also important for shareholders to consider whether executives are being compensated more for developing new drugs and improvements in our company's service to its customers, or for developing new ways to avoid corporate taxes.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 1,317 shares of Pfizer common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting with other members of Responsible Wealth, who together are offering this resolution. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pfizer to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pfizer and its shareholders.

Sincerely,

Julie N. W. Goodridge
President

30 ST. JOHN STREET BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

December 1, 2002

Ms. Margaret M. Foran
VP Corporate Governance & Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran,

As an investor I would like to see greater transparency in financial statements. One area where this is the case is tax reporting. It is my understanding that our company has a low tax rate relative to its competitors. I believe it would be helpful for shareholders to know why this is so. I think it is also important for shareholders to consider whether executives are bring compensated more for developing new drugs and improvements in our company's service to its customers, or for developing new ways to avoid corporate taxes.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 100 shares of Pfizer common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting with other members of Responsible Wealth, who together are offering this resolution. The proposal asks the Board of Directors to prepare a report on significant tax breaks that benefit the company.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger, United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Pfizer to prepare the corporate tax report as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Pfizer and its shareholders.

Sincerely,

Frank T. Lossy, M.D.

Frank T. Lossy, M.D.
96 Highland Blvd.
Berkeley, CA 94708

Corporate Affairs

Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755

Fax Cover Sheet

Date of Transmission:	January 28, 2003
Transmitted From:	Kathy Ulrich
Telephone:	(212) 733-2076
Fax:	(212) 573-1853
To:	Alex Shukhman
Attn:	
Telephone:	202-942-2872
Fax:	202-942-9528
Number of Pages (including cover sheet):	10
Message:	Cover letters from shareholder proponents Please note that the Jerry D. Litner Trust has Withdrawn(See letter dated December 28, 2002)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

The proposal seeks that the board provide greater transparency on corporate cash taxes paid by preparing a report to shareholders explaining each tax break that provides the company with more than $5 million of tax savings.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., disclosure of the sources of financing). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission of the proposal upon which Pfizer relies.

Sincerely,

Alex Shukhman
Attorney-Advisor